

05039404

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
MAR 0 1 2005
153

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-52029

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   __01-01-2004__   AND ENDING   __12-31-2004__
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Allstate Distributors, L.L.C.**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3100 Sanders Road
(No. and Street)

Northbrook   **IL**   **60062**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Webb   **847-402-6509**
                                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 N. Stetson Avenue   **Chicago**   **IL**   **60601**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 1410 (06-02



OATH OR AFFIRMATION

I, William Webb, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Allstate Distributors, L.L.C. for the year ended December 31, 2004, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

_____ L-n-or
Signature   Date

Treasurer_____
Title

"OFFICIAL SEAL"
MARSHA STASI
Notary Public, State of Illinois
My Commission Expires April 5, 2007

_____
Notary Public

This report ** contains (check all applicable boxes):

☒		Independent Auditors' Report.
☒	(a)	Facing page.
☒	(b)	Statement of Financial Condition.
☒	(c)	Statement of Income (Operations).
☒	(d)	Statement of Cash Flows.
☒	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐	(f)	Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
☒	(g)	Computation of Net Capital.
☒	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
☐	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
☒	(l)	An Oath or Affirmation.
☐	(m)	A copy of the SIPC Supplemental Report
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Allstate Distributors, L.L.C.

Financial Statements and
Supplemental Schedules for the
Year Ended December 31, 2004 and
Independent Auditors' Report and
Supplemental Report on Internal Control

ALLSTATE DISTRIBUTORS, L.L.C.

TABLE OF CONTENTS



Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Member
Allstate Distributors, L.L.C.
Northbrook, Illinois

We have audited the following financial statements of Allstate Distributors, L.L.C. (the "Company") (a wholly owned subsidiary of Allstate Insurance Company) for the year ended December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Operations and Member's Equity	4
Statement of Cash Flows	5

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Allstate Distributors, L.L.C. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Member of
Deloitte Touche Tohmatsu

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Allstate Distributors, L.L.C. as of December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche

February 24, 2005

ALLSTATE DISTRIBUTORS, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH AND CASH EQUIVALENTS	$1,377,146
FEE INCOME RECEIVABLE	4,223,515
OTHER ASSETS	337,070
TOTAL ASSETS	$5,937,731

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payable to affiliates	$3,177,603
Income taxes payable to affiliates	5,909
Accounts payable and accrued expenses	1,099,563
Total liabilities	4,283,075
MEMBER'S EQUITY	1,654,656
TOTAL LIABILITIES AND MEMBER'S EQUITY	$5,937,731

See notes to financial statements.

ALLSTATE DISTRIBUTORS, L.L.C.

STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Fee income	$ 36,935,513
Interest income	11,639
Total revenues	36,947,152
EXPENSES:	
Salaries and employee benefits expense	27,341,845
General and administrative expense	9,249,587
Other expense	172,574
Regulatory fees and expenses	171,307
Total expenses	36,935,313
INCOME FROM OPERATIONS BEFORE INCOME TAXES	11,839
INCOME TAX EXPENSE	4,274
NET INCOME	7,565
MEMBERS' EQUITY—Beginning of year	1,647,091
MEMBER'S EQUITY—End of year	$ 1,654,656

See notes to financial statements.

ALLSTATE DISTRIBUTORS, L.L.C.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 7,565
Adjustments to reconcile net loss to net cash from operating activities:	
Changes in:	
Fee income receivable	(727,823)
Other assets	(290,349)
Payable to affiliates	163,269
Income taxes payable to affiliate	1,741
Accounts payable and accrued expenses	700,774
Net cash from operating activities	(144,823)
CASH—Beginning of year	1,521,969
CASH—End of year	$ 1,377,146

See notes to financial statements.

ALLSTATE DISTRIBUTORS, L.L.C.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

1. GENERAL

Basis of Presentation—The accompanying financial statements include the accounts of Allstate Distributors, L.L.C. (the "Company"), a limited liability company wholly owned by Allstate Life Insurance Company ("Allstate Life"). Allstate Life is a wholly owned subsidiary of Allstate Insurance Company ("Allstate"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Nature of Operations—The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

The Company serves as principal underwriter for individual and group flexible premium deferred variable annuity contracts ("contracts") issued by Allstate Life and certain of its subsidiaries (the "issuers"). These contracts are sold by registered representatives of unaffiliated broker-dealers or bank employees who are licensed insurance agents appointed by these issuers and have entered into a selling agreement with the Company to sell the contracts. Further, the Company employs wholesalers who promote the sale of the contracts being underwritten by the Company. The Company charges fees to the issuers in exact proportion to expenses incurred in the execution of the selling agreements and wholesaling activities. Expenses incurred by the Company are reimbursed through these fees. Therefore, the Company does not generate income on these wholesaling and underwriting activities. The Company's primary source of income is interest earned on cash holdings of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fee Income—Fee income reflects amounts charged to Allstate Life and its subsidiaries in connection with the sales and underwriting services provided by the Company. Fee income is earned in the period that the corresponding reimbursable expenses are incurred. A receivable is established for fees charged but not yet collected.

Expenses—Expenses consist of salaries and employee benefits, general and administrative, and regulatory fees. Expenses are accrued as incurred.

Income Taxes—The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates.

The Company had no differences between the financial statement and tax basis of assets and liabilities at December 31, 2004.

Use of Estimates—The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents—For purposes of the Statement of Financial Condition and Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined under the Rule.

At December 31, 2004, the Company had net capital, as defined under the Rule, of $1,180,840, which was $895,102 in excess of required net capital of $285,538. The Company's aggregate indebtedness, as defined under the Rule, was 363% of its net capital.

4. INCOME TAXES

The Company's 2004 income will be reported on Allstate Life's income tax return as the Company's sole member. Allstate Life, in turn, will join the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is a party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company will settle its share of Allstate Life's 2004 tax liability or benefit with Allstate Life. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

Income tax expense for the year ended December 31, 2004 is $4,274.

The Company paid income taxes to affiliate of $2,533 in 2004. A reconciliation of the statutory federal income tax rate to the effective tax rate on income from operations is as follows:

Statutory federal income tax rate	35.0 %
State income tax—net of federal benefit	1.1 %
Effective income tax	36.1 %

5. RELATED-PARTY TRANSACTIONS

Certain affiliates of the Corporation ("service providers") provide services and administrative activities for the Company. The Company also utilizes business facilities and equipment owned or leased and operated by the service providers in conducting its business activities. The Company reimburses the service providers for costs incurred in providing these services. The cost to the Company is determined by various allocation methods and is primarily related to the level of services provided. In 2004, the total costs allocated to the Company for these services totaled $36,935,513. As of December 31, 2004, amounts due to the service providers for these services totaled $3,177,603.

The Company receives fee income from the contract issuers for which the Company services as wholesaler and underwriter. The fee income is based on the expenses incurred in conducting the wholesaling and underwriting activities. During 2004, the Company earned fee income of $36,935,513. At December 31, 2004, amounts due from the contract issuers totaled $4,223,515.

6. FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value of all assets and liabilities approximates their carrying value, as they are short-term in nature.

* * * * * *

ALLSTATE DISTRIBUTORS, L.L.C.

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004**

NET CAPITAL

TOTAL MEMBER'S EQUITY		$ 1,654,656
ADJUSTMENTS TO NET CAPITAL PURSUANT TO RULE 15C3-1:		
Nonallowable assets:		
Other assets	$ 337,070	
Fee income receivable	110,718	
Total nonallowable assets		447,788
HAIRCUTS ON SECURITIES POSITIONS:		
2% haircut on money market		26,228
NET CAPITAL		$ 1,180,640

AGGREGATE INDEBTEDNESS	$ 4,283,075

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)	$ 285,538
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER OR DEALER	$ 5,000
NET CAPITAL REQUIREMENT (Greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 285,538
EXCESS NET CAPITAL	$ 895,102
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	362.78 %

Reconciliation with Company's Computation of Net Capital included in
Part II of Form X-17A-5 as of December 31, 2004:

Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$ 1,243,409
Miscellaneous adjustments	$ (62,769)
Net capital per above	$ 1,180,640

ALLSTATE DISTRIBUTORS, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securites Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3.



Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Allstate Distributors, L.L.C.
Northbrook, Illinois

In planning and performing our audit of the financial statements of Allstate Distributors, L.L.C. (the "Company"), a limited liability company owned by Allstate Life Insurance Company, for the year ended December 31, 2004 (on which we issued our report dated February 24, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of
Deloitte Touche Tohmatsu

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Executive Committee, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

February 24, 2005